Exhibit 107

Alpha one inc.

(Exact Name of Registrant as Specified in its Charter)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)

Common Stock, $0.001 par value	10,000,000	$2.38	23,800,000	3,643.78

(1)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933 based upon the closing sale price of our shares of common stock of 2.38 on October 29, 2024.

(2)	The fee is calculated by multiplying the aggregate offering amount by 0.0001531, pursuant to Section 6(b) of the Securities Act of 1933.